March 26, 2006

Lawrence Seidman
Third Floor
100 Misty Lane
Parsippany, NJ 07054

Re: Yardville National Bancorp
        PREC 14A filed by Committee to Preserve Shareholder Value
        Filed on March 2, 2006, as amended
        File no. 1-10518

Dear Mr. Seidman:

We have reviewed your filing and have the following comments.

General

1.   Please revise throughout the document to reflect that the consulting agreement
        with Mr. Seidman did not require the board to seek Mr. Seidman's services.

2.   Please provide support for your position that "Mr. Ryan has stated to Mr.
        Seidman that significantly increasing Federal Funds borrowing in or about
        1999, for a term of approximately ten (10) years by approximately $700
        million, was a major mistake for which he takes full responsibility." It is not
        clear to the staff from where you derive $700 million value and that the
        increase was to Federal Funds borrowing.

3.   Please provide support for your opinion that the sale of loans would be "most
        likely at a profit . . .".   Note that a reasonable factual basis must exist for each
        such opinion or belief and support for opinions or beliefs should be self-
        evident, disclosed in the materials or provided to the staff on a supplemental
        basis.

4.   Please provide support for your position that the board received a "vote of no-
        confidence from its primary regulatory agency." Note that a reasonable
        factual basis must exist for each such opinion or belief and support for
        opinions or beliefs should be self-evident, disclosed in the materials or
        provided to the staff on a supplemental basis.

5.   Please revise your disclosure to reflect that the lease with Lalor required the

bank to pay $4,984 per month as opposed to $14,984 per month.

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

Via Fax: (973) 781-0876